Mail Stop 3561

August 29, 2007

Mr. Joseph L. Rotunda
Chief Executive Officer
EZCORP, Inc.
1901 Capital Parkway
Austin, TX 78746

      Re: **EZCORP, Inc.**
                Form 10-K for the Fiscal Year Ended September 30, 2006
                Filed December 14, 2006
                File No. 0-19424

Dear Mr. Rotunda:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                            Sincerely,

                            William Choi
                            Accounting Branch Chief